Exhibit 99.1

Stantec launches new brand and visual identity
Design firm to celebrate with thousands of employee volunteers in action around the world

EDMONTON, AB; NEW YORK, NY (September 10, 2013) TSX, NYSE:STN

Stantec today unveiled its new brand, reinforcing the Company’s promise to design with community in mind.

To celebrate its new brand promise, today Stantec is hosting Stantec in the Community Day. This worldwide day of community service, which complements the growing tradition in the United States of a day of service on September 11 , will see nearly 4,000 Stantec employees volunteer in their local communities around the world.

“We have evolved our brand to better reflect who we are and what our clients and employees believe about us,” says Stantec president and chief executive officer, Bob Gomes. “Our new positioning—focusing on community, creativity, and client relationships—differentiates us in our many market sectors. At Stantec, we design with community in mind: we help our clients meet the needs of the communities we collectively serve.”

“Stantec in the Community Day not only further supports Stantec’s commitment to community, but it will bring our team members together to make a coordinated, local impact,” says Gomes. “Our employees have been serving their communities for decades, so bringing them together on one day like this just emphasizes what a difference we can make.”

Examples of Stantec in the Community Day events include

•	In New York City, 50 team members will remove invasive species from and spruce up Riverside Park on the Upper East Side of Manhattan.

•	In Ottawa, Ontario, 73 team members will paint cabins, clear brush, and help rejuvenate Camp Smitty, a summer camp for underprivileged boys and girls.

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In Calgary, Alberta, 100 volunteers will help families by assembling and delivering backpacks of school supplies for children in need. The Calgary offices will also provide boxed lunches to employees in exchange for donations to sponsor nutritious lunches for students who might otherwise go without.

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In Pittsburgh and Washington, Pennsylvania, 14 team members will create handbags for the Satchels of Caring Foundation; these handbags will be filled with inspirational items and be given to patients undergoing cancer treatment.

•	In Charleston, South Carolina, a 10-person team will conduct a Beach Sweep at the Isle of Palms, a 7-mile-long barrier island.

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In Fort Collins, Colorado, team members will volunteer for the High Plains Environmental Center in Loveland, Colorado, to clean and rehabilitate a 3.5-mile hiking trail by planting seasonal native plants.

“We’re inspired by the communities we live in and the impact our work has on them,” says Gomes.

Stantec’s new brand reinforces its business strategy to provide integrated services to its clients in various sectors across many regions. Its primary business objective remains the same: to be a top 10 global design firm. Stantec strives to be among the top-tier service providers in the communities it serves. “When we say community, we mean everybody with a stake in the work we do—from the clients we collaborate with across many sectors, to the populations we reach, to the thousands of Stantec employees working together to advance the quality of life in communities that they are also a part of,” says Gomes.

The launch of the Company’s new brand is part of its ongoing evolution, which has spanned nearly 60 years. “We have acquired many like-minded companies to strengthen our market presence across North America and internationally. These companies often started as one-person operations, just like we did. With reputations for excellence, they became strong members of their communities, and our new brand honors our collective histories by uniting us under a single promise,” explains Gomes. “While there will always be markets that fluctuate, focusing on our long-term strategy has resulted in success. When you’re achieving what you want to achieve, you should always want to reach higher. That’s growth.”

As part of its evolution, Stantec has also unveiled a new logo and visual identity, and launched a new website to reinforce its focus on community, creativity, and client relationships.

“Representing a lens, our new, modern logo evokes the creative way we see the world and the community-minded approach we bring to every project,” Gomes says. “The warm colors convey the warmth of our client relationships, while the S shape builds on the heritage of our past logo in a fresh, creative way.”

You can view Stantec’s website at www.stantec.com.

About Stantec

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.

The Stantec community unites more than 13,000 specialists working in over 200 locations. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe.

Media Contacts

US East
Tri-State/New England

Alison Smith
Stantec Media Relations
Tel: (617) 523-8103 x242
Cell: (978) 727-7097
alison.smith@stantec.com

US West

Danny Craig
Stantec Media Relations
Tel. (949) 923-6085
danny.craig@stantec.com

US East
South/Southeast/Great Lakes

Marti Mueller
Stantec Media Relations
Tel: (585) 319-3052
Cell: (585) 766-8689
marti.mueller@stantec.com

Canada West

Matt Stuart
Stantec Media Relations
Tel. (403) 716-8165
matt.stuart@stantec.com

US East
Mid-Atlantic

Christine Gery
Stantec Media Relations
Tel: (301) 513-8881
Cell: (412) 848-5909
christine.gery@stantec.com

Canada East

Rachel Sa
Stantec Media Relations
Tel: (416) 598-5699
Cell: (416) 902-0930
rachel.sa@stantec.com

Investor Contact Crystal Verbeek Stantec Investor Relations Tel. (780) 969-3349 crystal.verbeek@stantec.com
Design with community in mind